Filed by Empower Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Empower Ltd.

Commission File No.: 001-39599

Recorded remarks of Matt Rubel, Executive Chair & Chief Executive Officer of Empower Ltd., and Tom Tomlinson, President and Chief Executive Officer of Holley, to the Investor Presentation, dated March 2021, previously filed as Exhibit 99.2 to a Form 8-K filed with the U.S. Securities and Exchange Commission by Empower Ltd. on March 12, 2021.

CORPORATE PARTICIPANTS

Matt Rubel, Executive Chair & Chief Executive Officer of Empower

Tom Tomlinson, President and Chief Executive Officer of Holley

PRESENTATION

Operator

Good morning, ladies and gentlemen. Welcome to Holley and Empower Webcast.

We appreciate everyone joining us today. The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Empower and may be accessed on the SEC’s website, including the exhibits thereto. Please note that the press release issued this morning and related SEC documents can also be found on Empower website at www.empowermidocean.com and on Holley’s website at www.holley.com.

The investor deck that will be presented as part of today’s discussion has been publicly filed with the SEC and posted on Empower’s website and Holley’s website, where it is available for download. Please review the disclaimers included therein and refer to that as the guide for today’s call. In particular, this call contains forward-looking statements that are subject to risks and uncertainties. Further information about us will be contained in filings with the SEC and we encourage you to read those carefully.

For everyone on the phone, Empower and Holley will not be fielding any questions on today’s call.

Hosting today’s call are Holley’s President and Chief Executive Officer Tom Tomlinson and Executive Chair and Chief Executive Officer of Empower Matt Rubel.

I will now turn the call over to Matt Rubel. Please go ahead, sir.

Matt Rubel

Thank you. Today, I’m excited to present to you the opportunity to invest in Holley, the leading and fastest growing auto aftermarket platform in the performance category with iconic brands serving a large and diverse community of over 15 million avid automotive enthusiasts in the U.S. who are passionate about the performance and personalization of their classic and modern cars.

As Chief Executive Officer of Empower, I have the privilege of introducing Holley’s President and CEO Tom Tomlinson. Tom has been with the Company for 18 years and is a lifelong automotive enthusiast. He has been instrumental in the development and execution of Holley’s strategic initiatives as CEO for the last 10-plus years.

As for myself I sit on the MidOcean Executive Board and have over 35 years of extensive operational and investment experience in multiple consumer-oriented sectors and in public company situations.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Before I hand it over to Tom, let me tell you why I’m so excited about Holley, the sector in which it plays, and the transaction itself.

Holley hits on all of the criteria we’ve been looking to fulfill in an investment. When we created Empower, along with the backing of MidOcean Partners Private Equity. We set about to find opportunities where we could bring our team’s collective expertise in large, consumer-facing sectors at the forefront of evolving preferences, tastes and values in the modern consumer. We said we wanted to find a business that is the leader in its category with a highly engaged base of loyal consumers, a clear and consistent value proposition, and something that is digitally enabled. We wanted to find a company with a proven track record, a strong and stable core business, attractive financials with real tangible and stable cash flow, led by a strong management team, and with plenty of whitespace for long-term growth.

Holley hits on all of our investment criteria, and more. This is a business with multiple ways to win. It’s driven by iconic, leading brands, unmatched go-to-market capabilities, and supported by a large, diverse and highly engaged underlying base of auto enthusiasts. Holley is the ultimate enthusiast platform. Holley is a clear leader in its sector. Holley has unmatched scale, with nearly $600 million in sales and is magnitudes larger than its nearest competitor. Holley also has the most attractive portfolio of brands. In all major categories in which Holley participates, Holley’s brands are either number one or number two in market position.

Innovation is at the core of Holley’s growth strategy with leading capabilities in this area. In 2020, about 40% of sales came from products that were introduced in just the last five years. Holley has become a powerhouse in the digital and direct-to-consumer channels, with DTC sales growing at a 40% CAGR from 2014 through 2020.

In 2020, Holley had $84 million in direct-to-consumer sales, and this channel continues to be the fastest growing channel for the Company and is margin accretive. One of the most exciting things about this company is that while Holley is a leader in direct-to-consumer, it’s still in the early innings of growth and has tremendous upside as it reaches its full digital potential.

Holley is also a great platform for M&A and has proven its ability to identify, integrate and extract top and bottom-line synergies from bolt-on acquisitions. Since 2014, the Company has completed eight tuck-in acquisitions which have generated $35 million in synergies.

Lastly, Holley has an attractive financial profile with solid growth, best-in-class margins, and excellent free-cash-flow to support leverage.

Now briefly on the transaction. At a fully distributed enterprise value of $1.6 billion, this is a compelling valuation with enormous upside as the Company continues to execute on its growth strategies and enters into several whitespace opportunities in what is a $34 billion industry.

Along with Empower’s $250 million cash held in trust, we’re also supported by the backing of MidOcean Partners Private Equity with a $50 million Forward Purchase Agreement in place, in addition to the continued equity participation of Sentinel Partners, the controlling shareholder in Holley today.

Now it’s my honor to pass to Tom Tomlinson, Holley’s President and Chief Executive Officer to talk more about the DNA and growth strategies of this incredible business. Tom.

Tom Tomlinson

Thanks Matt. We love this business and we’re excited to talk to you about it today.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Holley is the enthusiast platform. We’re enthusiasts and we built this business for our enthusiast consumers. Everything we do starts with our passionate consumers. They’ve created this massive $34 billion market that we operate in and they’ve driven its growth for decades. We’ve built a powerhouse of innovation all designed around serving our enthusiast consumers. The new product that flows out of this powerhouse drives our organic growth.

M&A allows us to accelerate our growth by adding product categories and welcoming more enthusiasts into our fold. Our M&A strategy is focused and that focus has resulted in a robust M&A pipeline. We engage directly with our consumers where they live, where they shop, and where they play. This focus and passion has driven exceptional growth, great margins, and excellent free-cash-flow. Our team is highly experienced and we have a long-term track record of driving results.

Our mission is very clear, to bring innovation and inspiration to automotive enthusiasts. Our vision is: to be the most compelling platform for automotive enthusiasts, to inspire and support enthusiasts’ transition to cleaner, more sustainable technologies; and to further accelerate the automotive lifestyle.

A decade ago we re-defined our customer and as a result, we’re disrupting the performance aftermarket. We view our customer as our consumer, the person who purchases our products to modify his or her vehicle. We engage directly with our consumers where they are, and today that means online and we also engage experientially through our events. We build relationships with our consumers and as a result, our DTC sales are growing rapidly.

We serve our consumers by bringing them what they want, innovative new products for the cars and trucks they love. Focusing on our consumers has revolutionized our business. Today we’re seven times larger than we were in 2010 and over three times larger than our nearest competitor. Focusing on our consumers also provides us with a clear path for continuous growth.

At a high level there are three things that drive our growth: innovative new product, M&A, and direct engagement with our enthusiast consumers. Each of these growth drivers focuses on our consumer. Innovative new products drives our organic growth. Our consumers tell us that new product is their number one purchase driver. We leverage what we’ve learned from our consumers to make better product decisions and choose new categories to enter organically. Modification is a continuous journey for our consumers and innovative new product drives a recurring spend.

M&A allows us to accelerate our growth. We evaluate acquisition candidates through the lens of our consumer. M&A allows us to quickly gain scale by adding more categories, more automotive platforms and more enthusiast consumers.

Engaging directly with our consumers allows us to know them better and continuously build and evolve our business around what our consumers want. Our consumers love their cars and trucks. There are 50 million consumers in the U.S. that see their cars as something more than just a means of transportation. Their car is a part of their identity, an extension of their personality. Of that 50 million, 15 million are avid automotive enthusiasts. To give you a frame of reference, there are only about 9 million avid golf enthusiasts in the U.S. Cars and trucks are often the single biggest passion in the lives of our consumers.

Our consumers love to modify their cars. Leaving their cars stock or unmodified isn’t even an option for them. Enthusiasts modify their cars to personalize them, to improve their appearance. They also modify their cars to improve their performance. They want them to be more capable, go faster, stop quicker and handle better. Enthusiasts spend a lot of time and money pursing their vision of that perfect car or truck which results in a recurring spend.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Our enthusiasts are engaged and active. Community is an extremely important element of car culture. It’s very common for an enthusiast’s circle of friends to be comprised primarily of other car people. Our events are highly engaging and by putting the consumer first, we’ve been able to make an emotional connection with them. Enthusiasts want to get out and enjoy their vehicles with the community and we’re the leader that brings them together. These events are an important element of our consumer engagement strategy and they’re self-funding, sustainable, and scalable.

All this passion drives behaviors that are great for our business. Our consumers are repeat purchasers. Modification is a journey that never ends. Importantly, our consumers skew-younger and are more- affluent than the general population and 30% of our enthusiasts are female.

So we’ve talked about who our consumers are, how they engage, and how this is a passion and a lifestyle. All these dynamics come together to create the performance automotive aftermarket. It’s a fantastic market that presents us with incredible opportunity for growth.

The performance automotive aftermarket is massive at $34 billion and it’s been growing for decades. Over the last 10 years, our strategy has driven outsized performance. This is a broad and diverse market where we’re the undisputed leader in our core segments. We’re expanding into adjacent categories which is a natural progression for us because these adjacencies are also driven by passionate automotive enthusiasts.

Over the past decade we’ve developed incredible expertise in electronic controls. Our fastest growing businesses are all driven by our innovation-and-expertise in electronic controls.

Our products are sold under iconic brands that our consumers know, love, and trust. Many of our brands are literally woven into the fabric of car culture. Our legendary brands resonate with consumers and we’re number one in electronic fuel injection, electronic tuning, electronic Ignition, carburetors, and safety and number two, in exhaust. The popularity of our brands is the result of a multitude of innovative products that are loved by our consumers.

We’ve positioned our business to become the enthusiast platform by focusing on innovation. Our team of 135 engineers, many-of-whom are avid car enthusiasts themselves, are continuously developing new products for the various vehicles that our consumers love. New product is the lifeblood of our business and today we’re a new product development powerhouse.

Our consumers tell us that their number one purchase driver is new products. Our new product pipeline is full today, currently $340 million in potential future annual sales. We closely track the vitality of our product portfolio and in 2020, 40% of our revenues came from products introduced in the last five years.

One of our main objectives is to apply our innovation mindset to all of the various systems that are relevant to the performance of the automotive vehicles our consumers love. With that in mind we’ve added five completely new categories since 2010,thereby nicely diversifying our product portfolio.

Now let’s shift gears and we’ll talk about an emerging opportunity that we’re really charged-up about. The auto industry will soon be releasing a variety of performance oriented EVs. This creates a huge opportunity for us to leverage our expertise in electronic controls along with our knowledge and understanding of enthusiasts to capitalize on the coming growth in performance EVs. The proliferation of EVs, performance or otherwise, will also provide a growing source of low-cost components that consumers will use to convert gasoline powered vehicles to electric power. This will dramatically reduce the cost of converting to electric and make it accessible to more consumers.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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These consumers will need cost-effective and easy-to-use electronic controls to complete these conversions and we’re uniquely positioned to provide them with a solution. Our growth to date has been largely driven by electronic fuel injection conversions and modern powertrain conversions. Electric powertrain conversions are a natural evolution of what we’re already doing today. We’re the only performance aftermarket company with the scale and expertise to meaningfully attack this opportunity.

So we have this enthusiast platform with all these great enthusiasts and innovative products. How can we grow faster and serve even more enthusiasts consumers? M&A is the answer. We are the most powerful platform for consolidation in the performance automotive aftermarket. We’ve successfully completed eight acquisitions since 2014 and we’ve been able to unlock incredible value. We captured $35 million in cost saving synergies which represents over 50% of acquired EBITDA.

Our M&A strategy has 4 key elements. We focus on targets that allow us to enter new product categories and consumer segments; increase our consumer engagement and grow direct sales; expand our share in current categories and consolidate the consolidators. There are numerous opportunities out there for further transformational growth.

Our focused M&A strategy has resulted in a robust pipeline of acquisition targets and we see a massive opportunity to accelerate growth through M&A. Our market is highly fragmented and ripe for consolidation. We’ve put 271 businesses through our filter resulting in 166 active targets in our pipeline and we’re having ongoing discussions with 15 high priority targets. We have a clear line of site to additional transformational growth through M&A. It’s really exciting to think about the new consumers we can add to our tribe by acquiring other great brands out there in the market.

Next we’ll briefly touch on the highly effective operational model that keeps the products flowing out the door to our enthusiast consumers. Our operating model is efficient and flexible. We use a best-value sourcing model. Our light manufacturing operations compete with global sources in our determination of best-value. Our operations are asset-light which really helps us generate exceptional cash flow. We have the tools and technologies we need for our in-house manufacturing operations and today a large portion of our footprint is focused on electronic controls and components.

Now let’s turn our attention to the great margins and exceptional free-cash-flow that results from the fact that our consumers love our products, from our efficient operating model, and from the discipline with which we run the business. We have a long track-record of driving top-line EBITDA growth. We’ve achieved a 39% EBITDA CAGR from 2014 to 2020, including acquisitions and synergies.

In 2020, we grew sales by over 25%, driven primarily by new product introductions. We expect to be able to achieve long-term organic growth comfortably in the mid-to-high single digits moving forward.

Our operating model, with its mix of sourced content and in-house manufacturing, results in attractive gross margins of over 40%, and we’re able to leverage our scale to achieve best-in-class Adjusted EBITDA margins of over 25%. As we continue to grow and further leverage SG&A, we expect our trend of margin expansion to continue. Given our margin profile and low maintenance Capex requirements, our business consistently generates a high level of free-cash-flow with free-cash-flow-conversion over 90%. Our net leverage will be about 3.3 times at the close of this transaction and we expect to de-lever to less than 3 times by the end of Fiscal 2021.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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To wrap it up, everything we do starts with our passionate enthusiast consumers. They’ve created this massive $34 billion market that we operate in. We’ve built a powerhouse of innovation all designed around serving our enthusiast consumers. We engage directly with our consumers where they live, where they shop, and where they play. This focus and passion has driven exceptional growth, great margins, and excellent free-cash-flow. And finally, our team is highly experienced and we have a long-term track record of driving results.

Thank you very much for your time and attention today. If you have any questions regarding this presentation, please contact Holleyir@icrinc.com.

Thank you again for joining today’s call.

Operator

This concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Additional Information

The proposed transactions will be submitted to shareholders of the Company for their consideration and approval at a special meeting of shareholders. In connection with the proposed transactions, the Company intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary and a definitive proxy statement / prospectus to be distributed to Company shareholders in connection with the Company’s solicitation for proxies for the vote by the Company’s shareholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Holley’s shareholders in connection with the completion of the proposed transactions. After the Registration Statement has been filed and declared effective, the Company will mail a definitive proxy statement / prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. Investors and security holders of the Company are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with the Company’s solicitation of proxies for its special meeting of shareholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Shareholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Empower Ltd., c/o MidOcean Partners, 245 Park Avenue, 38th Floor, New York, NY 10167.

No Offer or Solicitation

Nothing herein constitutes an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

The Company and Holley and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the Company’s shareholders in connection with the proposed business combination will be set forth in the Company’s registration statement / consent solicitation / proxy statement when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of the Company’s directors and officers in the Company’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC by the Company, which will include the proxy statement / prospectus of the Company for the proposed transaction.

Forward-Looking Statements

Certain statements made herein may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the Company’s or Holley’s future financial or operating performance. For example, projections of future revenue and adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “would,” “plan,” “future,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and Holley and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against the Company, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of the Company, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Holley as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Holley or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Holley’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and other documents of the Company filed, or to be filed, with the SEC. Although he Company believes the expectations reflected in the forward-looking statements are reasonable, nothing herein should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward looking statements or projections will be achieved. There may be additional risks that the Company and Holley presently do not know or that the Company and Holley currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither the Company nor Holley undertakes any duty to update these forward-looking statements, except as otherwise required by law.